Exhibit 99.1

Southwest Airlines to Offer Business Incentive Program Powered by Points

Southwest Airlines Offers Merchants and Businesses a Ready Built Incentive and Loyalty Program for their Customers, called Rapid Rewards Partnership Points

TORONTO (July 10, 2013) — Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, has partnered with Southwest Airlines to offer an incentive program for merchants and businesses. Rapid Rewards Partnership Points, powered by Points, allows businesses to directly reward their customers or employees with the airline's Rapid Rewards Points.

While larger companies can justify the expense of developing their own loyalty programs, this usually isn’t an option for many smaller merchants and businesses. There is a way, however, for businesses to give their loyal customers rewards with real value: by partnering with an already-established program that is globally recognized and offers one of the most valuable loyalty currencies available – airline points.

“Lack of access to costly loyalty program infrastructure is one of the greatest challenges smaller businesses face today,” said Rob MacLean, Chief Executive Officer of Points. “Research shows that having a loyalty program can increase sales, create up-sell opportunities and retain customers, but developing one takes technical expertise and is expensive. Today’s launch makes it easy for small-to-mid size companies to plug into Southwest Airlines’ highly successful loyalty program and reward their customers in a familiar currency they are already using.”

Developed by Points in response to a changing loyalty and business climate, Rapid Rewards Partnership Points will help Southwest Airlines expand the reach of its frequent flyer program by building a business customer network under the Rapid Rewards umbrella. Businesses that sign up for Rapid Rewards Partnership Points with Southwest Airlines can purchase the airline’s Rapid Rewards Points that can be used to incentivize existing customers or conduct marketing campaigns to attract new ones. By offering Rapid Rewards Partnership Points to their customers, businesses are partnering with an established loyalty brand that can help grow revenues and increase engagement.

“Rapid Rewards Partnership Points is being implemented at a time when consumers increasingly crave a better loyalty experience. They want to earn points faster, they want to reach reward milestones earlier and only remain active in programs they believe are offering them something of value,” says MacLean. “As one of the world’s most honored carriers, Southwest Airlines takes customer experience seriously and recognizes that providing their members and the merchants they interact with more ways to earn their loyalty currency is the future of loyalty program success."

“For 42 years, business owners have chosen to fly Southwest Airlines due to low fares and frequent, on-time service,” said Ryan Green, Southwest Airlines’ Senior Director Loyalty Marketing & Partnerships. “We know they have also enjoyed the world-class benefits of our Rapid Rewards Program over the years – especially the availability of reward seats on every flight, every day. We are now excited to provide those same business owners the ability to use Rapid Rewards Points as a marketing incentive to help build their businesses through the addition of Rapid Rewards Partnership Points!”

Rapid Rewards Partnership Points quickly and easily integrates into any merchant systems, enabling businesses to better reward their customers and employees with points, while launching new partnerships and promotions without complicated IT integrations. With this program expansion, businesses can utilize a highly successful and well-established incentive program to acquire and engage customers while giving them what they are asking for: more ways to earn points through everyday transactions.

For more information on Rapid Rewards Partnership Points visit www.southwest.com/partnershippoints. For more information on Points visit www.Points.com.

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About Points
Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

ABOUT SOUTHWEST AIRLINES CO.

In its 42nd year of service, Dallas-based Southwest Airlines (NYSE: LUV) continues to differentiate itself from other carriers with exemplary Customer Service delivered by nearly 46,000 Employees to more than 100 million Customers annually. Southwest is the nation’s largest carrier in terms of originating domestic passengers boarded, and including wholly-owned subsidiary, AirTran Airways, operates the largest fleet of Boeing aircraft in the world to serve 97 destinations in 41 states, the District of Columbia, the Commonwealth of Puerto Rico, and six near-international countries. Southwest is one of the most honored airlines in the world, known for its triple bottom line approach that takes into account the carrier’s performance and productivity, the importance of its People and the communities it serves, and its commitment to efficiency and the planet. The 2012 Southwest Airlines One Report™ can be found at southwest.com/citizenship.

Southwest Airlines

From its first flights on June 18, 1971, Southwest Airlines launched an era of unprecedented affordability in air travel quantified by the U.S. Department of Transportation as “The Southwest Effect,” a lowering of fares and increase in passenger traffic wherever the carrier serves. On every flight, Southwest offers Customers the first two pieces of checked luggage (weight and size limitations apply) and all ticket changes without additional fees. Southwest’s all Boeing fleet consistently offers leather seating and the comfort of full-size cabins, many of which are equipped with satellite-based WiFi connectivity and a new, sustainable cabin interior. With 40 consecutive years of profitability, the People of Southwest operate nearly 3,400 flights a day and serve communities around 85 airports in Southwest’s network of domestic destinations. Southwest Airlines’ frequent flights and low fares are available only at southwest.com.

AirTran Airways

AirTran Airways, a wholly-owned subsidiary of Southwest Airlines Co., offers coast-to-coast and near-international service with close to 600 flights a day to 47 destinations. The carrier’s high-quality product includes assigned seating and Business Class. As Southwest continues to integrate AirTran’s People, places, and planes into Southwest Airlines, Customers of both carriers may book flights at airtran.com and exchange earned loyalty points between both AirTran’s A+ Rewards® and Southwest’s Rapid Rewards® for reward travel on either airline.

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For more information contact:

Points Media relations:
Danielle Mason, ThinkInk
T. 305.749.5342 x235; E. dmason@thinkinkpr.com

Points Investor relations:
Laura Bainbridge/Kimberly Esterkin, Addo Communications
T.310.829.5400; E. lauraf@addocommunications.com; kimberlye@addocommunications.com

Southwest Media Relations:
Katie McDonald
Southwest Airlines Media Relations
T. 214.792.4847; E. katie.mcdonald@wnco.com